EX. 99.28(h)(3)(ii)

Amendment to

 Administration Agreement between

JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd. and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd., an exempt company organized under the Companies law of the Cayman Islands (the “Company”), and a wholly-owned subsidiary of JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund (the “Fund”), a series of Jackson Variable Series Trust (“Trust”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and Jackson National Asset Management, LLC, a Michigan limited liability company (the “Administrator”).

Whereas, the Administrator and Company (the “Parties”) entered into an Administration Agreement dated April 27, 2015 (the “Agreement”), whereby the Administrator agreed to perform certain administrative services for the Company.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 15. “Term of Agreement”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Section 15. “Term of Agreement” is hereby deleted and replaced in its entirety with the following:

15.  Term of Agreement

The term of this Agreement shall begin on the date first above written and, unless sooner terminated as hereinafter provided, this Agreement will remain in effect through December 31, 2015.  Thereafter, in each case this Agreement will continue in effect with respect to the Company for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th, subject to the termination provisions and all other terms and conditions hereof; provided, such continuance is approved at least annually by vote or written consent of the Directors, and provided further, that neither party has terminated the Agreement in accordance with Section 17. The Administrator shall furnish the Company, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Both Parties represent and warrant to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Attest:		JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd.

By:	/s/ Kelly L. Crosser	By:	/s/ Daniel W. Koors
	Kelly L. Crosser	Name:	Daniel W. Koors
		Title:	Director, Chief Financial Officer, and Treasurer

Attest:		Jackson National Asset Management, LLC

By:	/s/ Kelly L. Crosser	By:	/s/ Mark D. Nerud
	Kelly L. Crosser	Name:	Mark D. Nerud
		Title:	President and Chief Executive Officer